Trash Panda Vegan LLC

Profit and Loss
January - June, 2022

	TOTAL
Income	
Sales	1,536.66
Catering	19,500.00
Delivery Sales	3,188.15
Discounts/Refunds Given	-1,838.32
Online Sales	119.76
Sales of Product Income	1,612.48
Restaurant Sales	155,810.57
Total Sales of Product Income	**157,423.05**
Services	3,196.55
Total Sales	**183,125.85**
Total Income	**$183,125.85**
Cost of Goods Sold	
Cost of goods sold	0.00
Event Costs	2,990.50
Food and Beverage - COGS	55,466.01
Subcontractor expenses	200.00
Supplies & materials	1,985.41
Total Cost of goods sold	**60,641.92**
Total Cost of Goods Sold	**$60,641.92**
GROSS PROFIT	**$122,483.93**
Expenses	
Advertising & marketing	
Marketing Expense	3,245.33
Professional Gifts	5,831.43
Promotional Materials	495.00
Promotional Meals	19.11
Social media	4,497.99
Website	536.31
Total Advertising & marketing	**14,625.17**
Building & property rent	9,241.14
Business licences	240.00
Contract labor	400.00
Employee benefits	
Worker's compensation insurance	595.00
Total Employee benefits	**595.00**

Trash Panda Vegan LLC

Profit and Loss
January - June, 2022

	TOTAL
General business expenses	
Bank fees & service charges	156.40
Decorations and Furnishings	629.40
Memberships & subscriptions	176.12
Team Activities	1,178.87
Uniforms	244.02
Total General business expenses	**2,384.81**
Insurance	
Business insurance	1,341.54
Total Insurance	**1,341.54**
Meals	4.80
Team Meals	1,184.45
Total Meals	**1,189.25**
Office expenses	
Merchant Account Fees	3,519.93
Merchant subsciption fees	230.01
Office supplies	70.83
Shipping & postage	97.00
Small tools and equipment	2,451.93
Software & apps	1,771.97
Total Office expenses	**8,141.67**
Payroll expenses	
Payroll Processing Fees	468.80
Payroll taxes	11,782.58
Wages	43,054.80
Total Payroll expenses	**55,306.18**
Professional Services	
Consulting	5,000.00
Total Professional Services	**5,000.00**
Repairs & maintenance	2,962.67
Research & Development	238.15
Supplies	
Supplies & materials	2,450.39
Total Supplies	**2,450.39**
Travel	
Airfare	277.96
Vehicle rental	145.74
Total Travel	**423.70**

Trash Panda Vegan LLC

Profit and Loss

January - June, 2022

	TOTAL
Utilities	
Cell Phone Service	1,030.75
Electricity	1,759.55
Internet & TV services	1,483.54
Total Utilities	**4,273.84**
Total Expenses	**$108,813.51**
NET OPERATING INCOME	**$13,670.42**
Other Income	
Other income	
Interest earned	1.33
Sale of an asset	810.00
Total Other income	**811.33**
Total Other Income	**$811.33**
Other Expenses	
Vehicle expenses	
Parking & tolls	50.13
Vehicle gas & fuel	1,432.23
Vehicle insurance	354.60
Vehicle registration	99.85
Vehicle repairs	-197.18
Total Vehicle expenses	**1,739.63**
Total Other Expenses	**$1,739.63**
NET OTHER INCOME	**$ -928.30**
NET INCOME	**$12,742.12**

Trash Panda Vegan LLC

Balance Sheet
As of June 30, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ACCU Checking 0009	14,414.03
ACCU Money Market	0.01
ACCU Savings	6,607.50
Total Bank Accounts	**$21,021.54**
Accounts Receivable	
Accounts Receivable (A/R)	550.00
Total Accounts Receivable	**$550.00**
Other Current Assets	
Inventory Asset	0.00
Payments to deposit	0.00
Uncategorized Asset	441.57
Total Other Current Assets	**$441.57**
Total Current Assets	**$22,013.11**
Fixed Assets	
Equipment	4,589.37
Original cost	0.00
Total Equipment	**4,589.37**
Long-term office equipment	
Furniture	1,940.02
Total Long-term office equipment	**1,940.02**
Tenant Improvement	4,366.29
Tools, machinery, and equipment	2,353.55
Total Fixed Assets	**$13,249.23**
TOTAL ASSETS	**$35,262.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Arizona Department of Revenue Payable	238.33
Total Other Current Liabilities	**$238.33**
Total Current Liabilities	**$238.33**
Total Liabilities	**$238.33**
Equity	
Opening balance equity	2,522.62
Owner draws	-8,546.65
Owner investments	2,537.90
Personal expenses	
Federal taxes	13,414.59
State taxes	540.00
Total Personal expenses	**13,954.59**
Retained Earnings	11,813.43
Net Income	12,742.12
Total Equity	**$35,024.01**
TOTAL LIABILITIES AND EQUITY	**$35,262.34**

Trash Panda Vegan LLC

Statement of Cash Flows
January - June, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	12,742.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-350.00
Inventory Asset	0.00
Arizona Department of Revenue Payable	232.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-117.26**
Net cash provided by operating activities	**$12,624.86**
INVESTING ACTIVITIES	
Equipment	-4,589.37
Equipment:Original cost	0.00
Tools, machinery, and equipment	-2,152.28
Net cash provided by investing activities	**$ -6,741.65**
FINANCING ACTIVITIES	
Opening balance equity	0.00
Owner draws	-594.55
Owner investments	137.90
Personal expenses:State taxes	-145.00
Net cash provided by financing activities	**$ -601.65**
NET CASH INCREASE FOR PERIOD	**$5,281.56**
Cash at beginning of period	15,739.98
CASH AT END OF PERIOD	**$21,021.54**